2001 Annual Report


RUSS
Make someone happy

Russ Berrie and Company, Inc.

FINANCIAL HIGHLIGHTS

Years Ended December 31,

(Dollars in Thousands, Except Per Share Data)	2001	2000	1999
Net Sales	$ 294,291	$ 300,801	$ 287,011
Net Income *	$ 40,174	$ 47,941	$ 36,436
Net Income Per Share (diluted):	$ 1.99	$ 2.37	$ 1.72
Weighted Average Shares Outstanding			
Diluted	20,197,000	20,256,000	21,202,000

At December 31,

Working Capital	$ 322,936	$ 304,022	$ 287,287
Total Assets	386,644	367,009	355,420
Shareholders' Equity	354,417	334,591	319,598

* The year ended December 31, 1999 includes an information system write-off of capitalized costs of $10,392,000 before tax or $6,557,000 ($0.31 per diluted share) after tax.


INDUSTRY CHOICE
AWARD
2002
Teddy Bear and Friends
Muffin

1956
Russ Berrie begins his career as a manufacturer's rep in the toy business.

1963
With $500 and a rented converted garage in Palisades Park, NJ, Russ Berrie establishes Russ Berrie and Company, Inc. Sales top $60,000 by year end.

1964
*First products manufactured by the Company are plush items called **Fuzzy Wuzzies**™.*

1965
*First hot product line is the **Bupkis Family**™.*

CORPORATE PROFILE

Russ Berrie and Company, Inc. is a world leader in what economists call the "durable consumer products gift category." But that somewhat clinical description does little justice to the vibrant and exciting business we immerse ourselves in every day. Put simply, we design, manufacture and market approximately 6,000 products that make people happy. We do this on six continents ... in 92 countries ... and in dozens of languages. And we do it with the same intense dedication to quality and personal commitment to our customers, now more than 50,000 strong, and their customers, who number in the millions. This has been the RUSS hallmark for 39 years.

Our products include RUSS' trademark teddy bears, which delight the young and the young at heart and a growing menagerie of other, irresistibly huggable animals, referred to as plush in the industry. Our home decor and other gift items, including picture frames, candles, figurines, tabletop and ornaments, bring excitement and imagination to the home, the office, schools, hospital rooms—wherever and whenever people have something special to say that is heartfelt, funny, human, personal. RUSS products are sold in gift stores, card shops, department stores, florists, hotel and airport shops, drugstores and other fine stores.

The success of home décor products in the core gift line led to the launch of Russ Home, Inc. This new, wholly-owned subsidiary based in Nashville, Tennessee, brings Russ' marketing knowledge, design talent and offshore sourcing capabilities into the growing home décor and accessories market.

Brand identity and brand loyalty remain strong at RUSS, and the reason why (and what makes our company unique) is an innate understanding of consumers, what they want, and how they feel. This, combined with a remarkable team of over 1,500 employees—from executive management to the factory floor to a sales team of over 500 strong, all with the expert ability to create and sell products that speak powerfully to consumers, their emotions and their sense of beauty and design—makes RUSS a formidable competitor.

Led by Russ Berrie, its founder and CEO, the Company has a well-deserved reputation for service and innovation. Its flagship 18,000 square foot showroom at corporate headquarters in Oakland, New Jersey, provides a marketing and sales advantage no one else in the industry enjoys. RUSS satellite showrooms are located in Atlanta, Chicago, Dallas, Denver, Los Angeles, Miami and Seattle. And at the international level, there are showrooms in Australia, Canada, Europe and Hong Kong. Distribution centers are situated in key locations in California, New Jersey, Australia, Canada and Europe.



Oakland, NJ Showroom

The Company plans to continue its aggressive new product development program, increase efficiencies in distribution and strengthen its strategic partner marketing programs. One thing, however, will not change: the corporate mission statement for Russ Berrie and Company, Inc. and what the Company strives to do each and every day—to "Make someone happy.™"



Angel Cheeks™ from the Inspirational Thoughts™ collection.

1966
Annual sales revenues cross the $1 million threshold.

1968
*First full-time salesperson is hired. **SilliSculpts™**, a line of whimsical statues with messages, earns a permanent place in American pop culture.*

1971
Headquarters for the Company is established in Oakland, NJ.

1972
West Coast distribution center opens in Santa Rosa, California.

1977
First overseas office opens in Korea.

1979
Second overseas office opens in Taiwan. Russ Berrie (U.K.) Ltd. is established to serve Europe.

Dear Shareholder

This past year has been a heart-wrenching one for all of us. It was a year when America was attacked and our lives changed forever. Through shock, sadness and disbelief, all Americans grieved as one. We found that we are united in our love for our country and for our freedom. We have stood tall in these trying times and most importantly, we have stood together. But life has to go on. So we nurtured our children, took care of our parents, worked our land, built our industry, served our government and minded the store. Each one of us is an American hero. Each one of us is unique and adds to the fabric that enriches American life. And each one of us has risen to the challenge and is proud to be an American.



Russell Berrie with Trevor™

We thank all of our international friends who suffered with us during these times for their moral support.

So with the end of 2001, we look forward to moving ahead in 2002 with a greater understanding of life and the meaning of togetherness. And at Russ Berrie and Company, Inc., we look forward not only to building a bigger business but also to being more responsive to the needs of our society.

The world events of 2001 had an effect on your Company. Our sales and profits were slightly down, in part because of the September 11th attack. The attack forced us to cancel our New Jersey showroom Open House (scheduled to begin on September 10th) which historically accounts for significant incremental sales.

As we begin 2002, you will be very pleased to know that we have assembled the building blocks to allow us considerable growth in the coming years.

We have been able to recruit a top management team of which I am very proud. All of the following people joined the Company about a year ago and have strengthened our team of veteran officers: Jack Toolan, executive vice president - marketing and sales, John Wille, vice-president and chief financial officer and Michael Saunders, vice president and chief information officer. Also joining the Company last September and recently appointed to chief operating officer is Tom Bowles.

We have expanded our sales force in the United States approximately 20 percent with many new managers to oversee sales. The RUSS sales teams in Canada, Europe and Australia have also increased for 2002.

Our new products being introduced in 2002 include the broadest representation ever in the history of the Company, and includes products that will directly benefit two organizations that serve the needs of others. A portion of the proceeds of sales of Sparkle™, a plush representation of comedian Gilda Radner's Yorkshire Terrier, will support the work of Gilda's Club Worldwide and help people living with cancer. Sales of Rufus™ and Ruby™, The Bears with Diabetes™, will help the Juvenile Diabetes Research Foundation find a cure. We also will continue to support many other charitable organizations, and thank the many RUSS employees who contributed over $100,000 to September 11th disaster relief efforts.



1981

Annual sales revenues exceed $50 million.

1982

***Inc** magazine recognizes the Company as one of the 500 fastest growing privately-held firms in the U.S.*

1983

Annual sales revenues top $100 million. Office in Hong Kong opens.

1984

On March 29, trading begins on the New York Stock Exchange (NYSE) under the symbol: RUS.

1985

Annual sales revenues top $200 million. Active period of acquisition starts with Amram's Distributing, Ltd., in Canada.

1986

*The Company obtains the license for the most popular bear on the market—**Snuggle**™, and acquires Effanbee Dolls and Freelance, Inc.*

NUMBER ONE

In 2001, RUSS was cited by *Giftware Business* and *Giftbeat*, two prestigious periodicals that service the gift industry, as the #1 company in several categories including RUSS® Baby™, Frames, Gentlemen's Gifts™, Golf-themed products, Graduation, Home Decor, Plush, Teens/Tweens gifts and Wedding.

As we look to the future, our vision is to make RUSS a billion dollar company before the end of this decade. I would like to share how we will make this happen.

With more salespeople and a stronger product line, we expect to be more important to our customers and reach greater penetration in their stores. This is already happening with many of our customers. Our sales to Hallmark stores in the U.S., as an example, increased by 20 percent this past year.

At the beginning of 2002 we started a subsidiary company, Russ Home, Inc. This self-standing Nashville-based company is headed by Geff Lee as president. Geff has been with RUSS for many years as a field vice president of sales. The Russ Home product line is designed to meet the expanding and booming home décor and home accessories market and received an excellent reception at shows in Atlanta and Chicago. We will start shipping in March and are developing a direct sales force for this division.

We have added more national account executives and are working closely with major chains, producing unique, exclusive products for them. We expect that this business will drive a major part of our growth, without impacting the core line.

Our international business continues to grow. We have our own sales force in countries such as Germany, Spain, France, Holland, Belgium and others. We are investing in a major new office, showroom and distribution center in Hounsdown, Southampton, England.

Our business in Australia continues to grow at high, double-digit numbers. We expect that to continue as we add to our sales force and product line.

Asia—especially China—represents a wonderful opportunity as China's economy becomes more consumer-driven.

With about $240 million in the bank and no debt, we are clearly in a position to acquire outstanding companies. We are proactively looking for the right fit for our strengths, which include the staff of 300 people that work exclusively for us in our six offices in Asia to provide sourcing, designing and quality inspection. These strengths can easily be transferred to a company we acquire, and be profitable.

We expect 2002 to be a year when people all over the world return to the values of love, friendship, family, comfort, home and sentiment. RUSS has always been a company that has created products that capture and express these values.

But most of all, RUSS is a company comprised of good people with a strong work ethic and deep family roots. It's these people that have made us what we are today. Their dedication will continue to drive the Company in the years ahead.

Russell Berrie
Chairman and Chief Executive Officer



Handpainted stoneware from the Elements of Spring™ collection.

1987 *Acquire Papel, Inc.; later merged two subsidiaries to form Papel/Freelance.*

1990 *Acquire Bright of America, a stationery and fund-raising company.*

1992 *Trolls sweep the marketplace, driving sales to record levels above $400 million.*

1993 *Acquire Cap Toys to diversify and develop a role in the rapidly expanding mass market.*

1994 *Acquire OddzOn Products, Inc., and develop products in the sports category.*

1995 *A new line of nostalgic bears — **Bears From The Past®** — is introduced.*

SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)

Years Ended December 31	2001	2000	1999	1998	1997
Summary of Operations					
Net Sales	$ 294,291	$ 300,801	$ 287,011	$ 279,002	$ 279,167
Cost of Sales	132,611	132,908	123,216	123,760	127,672
Income from Continuing Operations Before Income Taxes*	57,670	71,104	53,967	59,584	53,664
Provision for Income Taxes	17,496	23,163	17,531	18,988	16,399
Income from Continuing Operations*	40,174	47,941	36,436	40,596	37,265
Loss from Discontinued Operations, Net of Taxes	-	-	-	-	(1,324)
Gain on Sale of Discontinued Operations, Net of Taxes**	-	-	-	-	46,700
Net Income	40,174	47,941	36,436	40,596	82,641
Net Income (Loss) Per Share:					
Continuing Operations					
Basic	2.00	2.37	1.73	1.83	1.69
Diluted	1.99	2.37	1.72	1.81	1.67
Discontinued Operations					
Basic	-	-	-	-	(.06)
Diluted	-	-	-	-	(.06)
Gain on Sale of Discontinued Operations					
Basic	-	-	-	-	2.12
Diluted	-	-	-	-	2.08
Total					
Basic	2.00	2.37	1.73	1.83	3.75
Diluted	1.99	2.37	1.72	1.81	3.69
Dividends Per Share	1.46	.88	.80	.76	.68
Balance Sheet					
Working Capital	$ 322,936	$ 304,022	$ 287,287	$ 299,825	$ 286,075
Property, Plant and Equipment	24,623	26,745	28,297	35,340	21,287
Total Assets	386,644	367,009	355,420	378,456	353,445
Shareholders' Equity	354,417	334,591	319,598	343,935	316,786
Statistical					
Current Ratio	11.0	10.4	9.0	9.7	8.8
Return on Average Shareholders' Equity	11.7%	14.7%	11.0%	12.3%	29.2%
Net Profit Margin from Continuing Operations	13.7%	15.9%	12.7%	14.6%	13.3%
Number of Employees	1,563	1,498	1,551	1,471	1,554

* The year ended December 31, 2000 includes income of $2,544,000 before tax or $1,603,000 ($0.08 per diluted share) after tax for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May 1997. The year ended December 31, 1999 includes an information system write-off of capitalized costs of $10,392,000 before tax or $6,557,000 ($0.31 per diluted share) after tax. The year ended December 31, 1998 includes income of $1,828,000 before tax or $1,152,000 ($0.05 per diluted share) after tax for the completion of a transitional agreement related to the sale of Papel/Freelance, Inc.

** Represents the gain on sale of Cap Toys, Inc. and OddzOn Products, Inc. in 1997 of $75,300,000 before tax or $46,700,000 ($2.08 per diluted share) after tax.

1996

Following a 25% increase in gift item sales, the Company sells subsidiary Papel/Freelance to focus on its core strength—gifts.

1997

Profitable sale of Cap Toys, Inc. and OddzOn Products to Hasbro, improves strong cash position for future acquisitions. New showrooms open in Hong Kong and South America. Direct sales forces are added in Germany and Spain.

1998

***Fortune** magazine recognizes Russ Berrie as the 34th Most Generous Philanthropist in the country. Oakland, NJ showroom expands to 18,000 square feet.*

1999

Establish RUSS Australia PTY Ltd. in Sydney.

2001

***Forbes** names Russ Berrie and Company one of the 200 Best Small Companies in America. Annual sales revenues top $285 million.*

2002

RUSS' 100th Anniversary Collection of teddy bears is introduced. Russ Home, Inc., is established to service home furnishings/accessories market.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 2001 AND 2000

The Company's net sales for the year ended December 31, 2001 were $294,291,000 compared to $300,801,000 for the year ended December 31, 2000. This represents a decrease of $6,510,000 or 2.2% due primarily to the decrease in net sales of the Company's domestic operations which was offset, in part, by an increase in net sales of the Company's international operations. Net sales of the Company's domestic operations were impacted by the soft retail market and economic downturn in the United States, while net sales of the Company's international operations increased principally due to growth in the European and Australian markets. Net sales for the year ended December 31, 2001 would have been approximately $4,600,000 higher if year ago exchange rates had remained in effect.

The Company continually develops new products and, in the fourth quarter of 2001, the Company launched a new wholly-owned subsidiary, Russ Home, Inc., which offers a new line of home accessory products, noncompetitive to the Company's core gift business. The Company believes that the new subsidiary will give the Company the ability to diversify its product line and expand into new markets and distribution channels including, but not limited to, furniture stores, home accent specialty stores, home textile specialty stores, lamps and lighting stores, department stores, mass merchants and discounters, interior designers, mail order and on the Internet. Orders and shipments from this new subsidiary are expected to commence in the first quarter of 2002.

Cost of sales were 45.1% of net sales for the year ended December 31, 2001 compared to 44.2% of net sales for the year ended December 31, 2000. The cost of sales percentage increase primarily reflects lower gross profit margins on sales of certain of the Company's product line concepts due to a change in the Company's product mix which was offset, in part, by lower utilization of other than normal distribution channels during the year ended December 31, 2001.

Selling, general and administrative expense was $112,570,000 or 38.3% of net sales for the year ended December 31, 2001 compared to $106,991,000 or 35.6% of net sales in 2000, an increase of $5,579,000 or 5.2% and an increase of 2.7%, as a percentage of net sales. Included in selling, general and administrative expense for the year ended December 31, 2001, was a charge of $1,400,000 resulting from the increase of the Company's stock price during the year ended December 31, 2001, related to the stock options granted and repriced during 2000. For the same reason, a charge of $444,000 was included in selling, general and administrative expense for the year ended December 31, 2000. Excluding these charges for both years, selling, general and administrative expense increased $4,623,000, or 4.3% and an increase of 2.4%, as a percentage of net sales. This increase in selling, general and administrative expense is primarily due to the Company's strategic investment in expanding its worldwide salesforce, implementing new systems and the development of new business ventures and products.

Investment and other income of $8,560,000 for the year ended December 31, 2001 compares to $10,202,000 in 2000. Included in investment and other income for the year ended December 31, 2000 was income of $2,544,000, before tax, for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May of 1997. Excluding the income from this reversal, investment and other income increased $902,000. This increase is primarily related to increased investment income attributable to gains recognized on the sale of certain of the Company's investment securities.

The provision for income taxes as a percent of income before taxes for the year ended December 31, 2001 was 30.3% as compared to 32.6% for the year ended December 31, 2000. This decrease in the effective tax rate is due primarily to the reversal of certain tax contingency reserves, relatively higher permanent items for income tax purposes and lower effective tax rates of the Company's foreign operations.

Net income for the year ended December 31, 2001 decreased 16.2% to $40,174,000 compared to net income of $47,941,000 for the year ended December 31, 2000 and earnings per diluted share decreased 16.0% to $1.99 in 2001 from $2.37 in 2000. Included in the results for the year ended December 31, 2001 was a charge of $910,000, after tax, or $0.04 per diluted share, due to the unfavorable impact of the stock option repricing in 2000. Included in the results for the year ended December 31, 2000 was a charge of $289,000, after tax, or $0.01 per diluted share, due to the unfavorable impact of the stock option repricing in 2000 and income of $1,603,000, or $0.08 per diluted share, for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May of 1997. Net income, excluding the charges and reversal described above, for the year ended December 31, 2001, would have decreased 11.9% to $41,084,000 and earnings per diluted share would have decreased 11.7% to $2.03 per diluted share. This decrease is primarily attributable to decreased net sales and resulting gross profit, along with increases in selling, general and administrative expense, slightly offset by increased investment income and a lower effective income tax rate, as described above.

The Company is dependent upon information technology systems in many aspects of its business. During the year ended December 31, 2001, the Company successfully completed the replacement of its warehouse management system in its main United States distribution facility. Beginning in early 2002, the Company began a project to implement a new packaged computer software system for the Company and its wholly-owned subsidiaries and convert its second United States distribution facility to the new warehouse management system. The Company's current custom software, that has been utilized to operate and manage its business, and other third party software systems will be replaced using a strategic and phased approach. The Company has not experienced any significant business disruptions related to the replacement of these systems and anticipates that the replacement of its current systems will not have a material adverse impact on its financial condition or results of operations.

In January 2002, the European Union's common currency, the Euro, was issued and legacy currencies from participating European nations were withdrawn from circulation. The Company has operating subsidiaries in the European Union, both participating in the establishment of the common currency and others that had elected not to participate and remain on existing currencies. The Company's operating subsidiaries affected by the Euro conversion have addressed the system and business issues raised by the Euro conversion. The Euro conversion has not had, and the Company anticipates that it will not have, a material adverse impact on its financial condition, or results of operations or cash flows.

The Company maintains a direct salesforce and distribution network to serve its customers in Europe, Canada and Australia. Product, sales and marketing strategies in these foreign operations are similar to those in the Company's domestic operations. Where the Company does not maintain a direct salesforce and distribution network, the Company's products are sold worldwide through distributors. See Note 16 of the Notes to Consolidated Financial Statements for more information regarding geographic information.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 2000 AND 1999

The Company's net sales for the year ended December 31, 2000 were $300,801,000 compared to $287,011,000 for the year ended December 31, 1999 reflecting the impact of a new accounting standard for shipping and handling fees and costs, as well as the resultant restatement of the previous year. This represents a net sales increase of $13,790,000 or 4.8% due primarily to the increase in net sales of the Company's international operations, including the Company's new subsidiary in Australia, established in January 2000. Net sales for the year ended December 31, 1999 were negatively impacted by operational issues resulting from the June 1999 conversion to a new computer system for the Company's domestic operations and ultimately resulted in the Company successfully reverting back to its legacy systems. The Company's product line, focusing on coordinated themes of product offerings, continues to receive a positive response from customers worldwide. In September 2000, the Company launched a new division, Russ Trading, along with a dedicated Hong Kong showroom. Orders and shipments from this initiative are expected to commence in 2001. The Company believes that the new division will give the Company the ability to market new and different lines and private label merchandise to non-traditional customers of the Company, such as mass merchandisers.

Cost of sales were 44.2% of net sales in 2000 compared to 42.9% of net sales in 1999 reflecting the impact of a new accounting standard for shipping and handling fees and costs, as well as the resultant restatement of the previous year. The cost of sales percentage increase primarily reflects lower gross profit margins on sales of certain of the Company's product line concepts and greater utilization of other than normal distribution channels during the year ended December 31, 2000.

Selling, general and administrative expense was $106,991,000 or 35.6% of net sales for the year ended December 31, 2000 compared to $108,023,000 or 37.6% of net sales in 1999, a decrease of $1,032,000 or 1.0% and a decrease of 2.0%, as a percent of net sales. This decrease is due primarily to lower distribution and administrative costs resulting from nonrecurring costs incurred in 1999 due to operational difficulties and the depreciation and other costs of the new computer systems. This decrease was partially offset by increased selling costs as a result of increased sales. Selling, general and administrative expense for the year ended December 31, 1999 was restated to conform to the presentation for the year ended December 31, 2000, reflecting the Company's application of a new accounting standard for shipping and handling fees and costs which had been historically recorded net in selling, general and administrative expense.

During the year ended December 31, 1999, the Company recognized a charge to income of $10,392,000, before tax, for the write-off of the net book value of certain capitalized costs relating to terminating the use of the new computer system.

Investment and other income of $10,202,000 for the year ended December 31, 2000 compares to $8,587,000 in 1999. Included in investment and other income for the year ended December 31, 2000 was income of $2,544,000 before tax for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May of 1997. Excluding the income from this reversal, investment and other income decreased $929,000. This decrease is primarily related to decreased investment income from the Company's fixed income portfolio attributable to lower total returns on the Company's investment portfolio.

The provision for income taxes as a percent of income before taxes for the year ended December 31, 2000 remained relatively unchanged at 32.6% compared to 32.5% for the year ended December 31, 1999.

Net income for the year ended December 31, 2000 increased 31.6% to $47,941,000 compared to net income of $36,436,000 for the year ended December 31, 1999 and earnings per diluted share increased 37.8% to $2.37 from $1.72 in 1999. Included in the results for the year ended December 31, 2000 was income of $1,603,000, after tax, or $0.08 per diluted share, for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May of 1997. Included in the results for the year ended December 31, 1999 was a write-off of $6,557,000, after tax, or $0.31 per diluted share, for the Company's new packaged software system. Excluding the reversal for the year ended December 31, 2000 and the information system write-off in 1999, net income for the year ended December 31, 2000 would have increased 7.8% to $46,338,000 compared to $42,993,000 in 1999 and earnings per diluted share would have increased 12.8% to $2.29 from $2.03 in 1999. This increase is primarily attributed to increased net sales and gross profit, along with decreases in selling, general and administrative expense as discussed above.

The Company maintains a direct salesforce and distribution network to serve its customers in Europe, Canada and Australia. Product, sales and marketing strategies in these foreign operations are similar to those in the Company's domestic operations. Where the Company does not maintain a direct salesforce and distribution network, the Company's products are sold worldwide through distributors. See Note 16 of the Notes to Consolidated Financial Statements for more information regarding geographic information.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, the Company had cash and cash equivalents and marketable securities of $243,053,000 compared to cash and cash equivalents and marketable securities of $218,826,000 at December 31, 2000.

As of December 31, 2001 and 2000, the Company had marketable securities of $94,181,000 and $141,032,000 respectively, included in the amounts above. These investments consist of U.S. government obligations, municipal obligations and preferred stock. The objective of the investment portfolio is to maximize after tax returns while minimizing risk. The Company's marketable securities are subject to market fluctuations based largely, but not exclusively, on the securities' sensitivity to changes in interest rates. In January, 2002, the Company also invested in certain instruments including various mutual funds, such as emerging market and high-yield debt funds, and a limited partnership primarily focused on mortgage-backed securities. For more information regarding financial instruments, see Note 3 of the Notes to Consolidated Financial Statements.

The Company has available $80,159,000 in bank lines of credit that provide for direct borrowings and letters of credit used for the purchase of inventory. As of December 31, 2001, letters of credit of $10,673,000 were outstanding. There were no direct borrowings under the bank lines of credit.

Working capital and capital expenditure requirements during 2001 were met entirely through internally generated funds. The Company anticipates capital expenditures requirements for 2002 to be approximately $18,000,000 primarily for systems development and costs related to leasehold improvements in its new facility in the United Kingdom. The Company's significant contractual obligations are for various operating leases which are disclosed in Note 12 of the Notes to the Consolidated Financial Statements. The Company remains in a highly liquid position and believes that the resources available from cash and cash equivalents, investments, operations and bank lines of credit are sufficient to meet the foreseeable requirements of its business.

The Company enters into forward exchange contracts, principally to manage the economic currency risks associated with the purchase of inventory by its European and Canadian subsidiaries. Gains and losses, related to such contracts, were not material to its results of operations. The Company does not anticipate any material adverse impact on its results of operations or financial position from these contracts.

As of December 31, 2001, the Board of Directors had previously authorized the Company to repurchase 7,000,000 shares of common stock of which 5,636,000 shares have been repurchased since the beginning of the Company's stock repurchase program in March 1990. During 2001, the Company repurchased 74,500 shares, which amounted to $1,923,000.

Cash dividends of $29,381,000 ($0.24 per share per quarter plus $0.50 per share special dividend) and $17,764,000 ($0.22 per share per quarter) were paid in the years ended December 31, 2001 and December 31, 2000, respectively. On October 31, 2001, in addition to the quarterly cash dividend of $0.24 per common share, the Company declared a one-time special cash dividend in the amount of $0.50 per common share payable on December 14, 2001, to shareholders of record on November 29, 2001. This one-time special dividend of $10,092,000 ($0.50 per share) is included in the dividend payment, stated above, for the year ended December 31, 2001.

The Company has entered into certain transactions with related parties which are disclosed in Note 11 of the Notes to Consolidated Financial Statements.

The Company is subject to legal proceedings and claims arising in the ordinary course of its business that could possibly have a material adverse impact on the Company's results of operations and cash flows. See Note 17 of the Notes to Consolidated Financial Statements for more information regarding specific litigation.

Consistent with its past practices and as a normal course of business, the Company regularly reviews acquisition opportunities of varying sizes. There can be no assurance, however, that any discussions arising in connection therewith will result in definitive purchase agreements and, if they do, what the terms or timing of any such agreements would be.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies", recently released by the Securities and Exchange Commission ("SEC"), advises companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 of the Notes to Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements. The following is a brief discussion of those accounting policies and methods used by the Company, which require subjective judgments and are considered very important to the understanding of the Company's financial condition.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of a sales arrangement exists; (2) delivery has occurred or services rendered; (3) the amount of revenue is fixed and determinable; and (4) collectibility is reasonably assured.

Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the amounts billed to the Company's customers for products delivered and services rendered and the collectibility of those revenues.

Marketable Securities

The Company has a significant amount of marketable securities, all of which are considered as available-for-sale investments. As required, these investments are carried in the Consolidated Balance Sheet at market value, with the difference between cost and market value recorded as a component of shareholders' equity, net of tax in Accumulated Other Comprehensive Income/Loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statement of Income. As of December 31, 2001, marketable securities were comprised primarily of U.S. and municipal government fixed income securities. Additionally, included in marketable securities is a diversified portfolio of investment grade preferred securities. The Company's marketable securities are subject to market fluctuations based largely, but not exclusively, on the securities' sensitivity to changes in interest rates.

In January 2002, the Company also invested in certain instruments including various mutual funds, such as emerging market and high-yield debt funds, and a limited partnership primarily focused on mortgage-backed securities. The limited partnership's investment objective is to achieve a high level of total return through a combination of current income and capital appreciation. The limited partnership pursues this investment objective through investment primarily in mortgage-backed securities.

Accounts Receivable, Trade

In the normal course of business, the Company extends credit to customers which satisfy established credit criteria. The Company believes that it does not have a significant concentration of credit risk due to the significant diversity of its customer base. Accounts receivable, trade, as shown on the Consolidated Balance Sheet, is net of allowances, discounts and estimated bad debts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions.

Inventory

The Company values inventory at the lower of the actual cost or its current estimated market value. The Company regularly reviews inventory quantities on hand, by item, and records a provision for excess inventory based primarily on the Company's historical experience and estimated forecast of product demand using historical and recent ordering data relative to the quantity on hand for each item. A significant decrease in demand for the Company's products could result in an increase in the amount of excess inventory quantities on hand, however, the Company manages inventory and monitors product purchasing to minimize this risk.

RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS Nos. 141, 142 and 144

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142. SFAS No. 141, "Business Combinations" is effective for all business combinations initiated after June 30, 2001 and requires that the purchase method of accounting be used. Use of the pooling of interests method of accounting is prohibited except for transactions initiated prior to July 1, 2001. This statement also requires that other intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. The Company will adopt SFAS No. 141, "Business Combinations" with respect to any future acquisitions.

SFAS No. 142, "Goodwill and Other Intangible Assets" specifies the financial accounting and reporting for goodwill and other intangible assets. Amortization of goodwill, including goodwill recorded in past business combinations, will cease for fiscal years beginning after December 15, 2001. Goodwill recognized on or before June 30, 2001, will be assigned to one or more reporting units and shall be tested, at least annually, for impairment as of the beginning of the fiscal year in which SFAS No. 142 is initially applied in its entirety. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of 2002. The Company does not anticipate that the adoption of SFAS No. 142, that becomes effective January 1, 2002, will have a material effect on the Company's consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principals Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company is currently assessing the impact, if any, of this new standard.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements. Additional written and oral forward-looking statements may be made by the Company from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, "anticipate", "believe", "expect", "intend", "may", "planned", "potential", "should", "will" or "would". The Company cautions readers that results predicted by forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, the Company's ability to continue to manufacture its products in the Far East, the seasonality of revenues, the actions of competitors, ability to increase production capacity, price competition, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products, issues related to the Company's new business ventures, the ability to grow its direct sales force, changes in foreign currency exchange rates, issues related to the Company's computer systems, the current and future outlook of the global retail market and other factors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2001 and December 31, 2000, a sensitivity analysis to measure potential changes in market value of the Company's investments from a change in interest rates indicates that a one percentage point increase in interest rates would decrease the net aggregate market value of these investments by approximately $481,841 and $1,715,000, respectively, and a one percentage point decrease in interest rates would increase the net aggregate market value of these investments by approximately $894,764 and $1,711,000, respectively. At December 31, 2001 and December 31, 2000, a sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives and monetary assets and liabilities indicates that if the U.S. dollar uniformly weakened by 10% against all currency exposures of the Company, income from operations would decrease by approximately $1,143,000 and $1,110,000, respectively.

Additional information required for this item is incorporated in the section above entitled, "Liquidity and Capital Resources" of Management's Discussion and Analysis of Results of Operations and Financial Condition and Note 3 of the Notes to Consolidated Financial Statements.

Consolidated Statement Of Income For The Years Ended December 31

(Dollars in Thousands, Except Per Share Data)

	2001	2000	1999
Net sales	$294,291	$300,801	$ 287,011
Cost of sales	132,611	132,908	123,216
Gross profit	161,680	167,893	163,795
Selling, general and administrative expense	112,570	106,991	108,023
Information system write-off	-	-	10,392
Investment and other income-net	(8,560)	(10,202)	(8,587)
Income before taxes	57,670	71,104	53,967
Provision for income taxes	17,496	23,163	17,531
Net income	$ 40,174	$ 47,941	$ 36,436
Net income per share:			
Basic	$ 2.00	$ 2.37	$ 1.73
Diluted	$ 1.99	$ 2.37	$ 1.72

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in Thousands)	Total	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net: Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss), Net: Net Unrealized Gain (Loss) on Forward Exchange Contracts/ Marketable Securities	Unearned Compensation	Treasury Stock
Balance at December 31, 1998	**$ 343,935**	**$ 2,520**	**$ 58,553**	**$ 331,727**	**$ (944)**	**$ 433**	**$ -**	**$ (48,354)**
Comprehensive income:								
Net income	36,436	-	-	36,436	-	-	-	-
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustment (net of tax benefit of $35)	(72)	-	-	-	(72)	-	-	-
Net unrealized loss on securities available-for-sale (net of tax benefit of $991)	(1,964)	-	-	-	-	(1,964)	-	-
Comprehensive income	34,400							
Share transactions under stock plans (123,588 shares)	2,416	12	2,404	-	-	-	-	-
Cash dividends ($0.80 per share)	(16,861)	-	-	(16,861)	-	-	-	-
Transactions in treasury shares (1,795,200 shares)	(44,292)	-	-	-	-	-	-	(44,292)
Balance at December 31, 1999	**319,598**	**2,532**	**60,957**	**351,302**	**(1,016)**	**(1,531)**	**-**	**(92,646)**
Comprehensive income:								
Net income	47,941	-	-	47,941	-	-	-	-
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustment (net of tax benefit of $1,330)	(2,749)	-	-	-	(2,749)	-	-	-
Net unrealized gain on securities available-for-sale (net of tax of $481)	986	-	-	-	-	986	-	-
Comprehensive income	46,178							
Share transactions under stock plans (87,777 shares)	2,155	9	2,146	-	-	-	-	-
Cash dividends ($0.88 per share)	(17,764)	-	-	(17,764)	-	-	-	-
Transactions in treasury shares (815,100 shares)	(15,619)	-	-	-	-	-	-	(15,619)
Unearned compensation, net (10,000 shares)	43	-	-	-	-	-	(149)	192
Balance at December 31, 2000	**334,591**	**2,541**	**63,103**	**381,479**	**(3,765)**	**(545)**	**(149)**	**(108,073)**
Comprehensive income:								
Net income	40,174	-	-	40,174	-	-	-	-
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustment (net of tax benefit of $736)	(1,694)	-	-	-	(1,694)	-	-	-
Unrealized gain on forward exchange contracts	961	-	-	-	-	961	-	-
Net unrealized gain on securities available-for-sale (net of tax of $383)	878	-	-	-	-	878	-	-
Comprehensive income	40,319							
Share transactions under stock plans (448,738 shares)	10,737	46	10,691	-	-	-	-	-
Cash dividends ($1.46 per share)	(29,381)	-	-	(29,381)	-	-	-	-
Transactions in treasury shares (74,500 shares)	(1,923)	-	-	-	-	-	-	(1,923)
Unearned compensation, net (10,000 shares)	74	-	-	-	-	-	74	-
Balance at December 31, 2001	**$ 354,417**	**$ 2,587**	**$ 73,794**	**$ 392,272**	**$ (5,459)**	**$ 1,294**	**$ (75)**	**$ (109,996)**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31

(Dollars in Thousands)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 148,872	$ 77,794
Marketable securities	94,181	141,032
Accounts receivable, trade, less allowances of $3,454 in 2001 and $3,460 in 2000	63,481	58,673
Inventories, net	37,374	47,430
Prepaid expenses and other current assets	4,550	5,508
Deferred income taxes	6,705	6,003
Total current assets	355,163	336,440
Property, plant and equipment, net	24,623	26,745
Inventories – long term, net	2,284	-
Other assets	4,574	3,824
Total assets	$ 386,644	$ 367,009
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 5,376	$ 4,913
Accrued expenses	20,003	20,313
Accrued income taxes	6,848	7,192
Total current liabilities	32,227	32,418
Commitments and contingencies		
Shareholders' equity		
Common stock: $0.10 stated value; authorized 50,000,000 shares; issued 2001, 25,862,364 shares; 2000, 25,413,626 shares	2,587	2,541
Additional paid in capital	73,794	63,103
Retained earnings	392,272	381,479
Accumulated other comprehensive loss	(4,165)	(4,310)
Unearned compensation	(75)	(149)
Treasury stock, at cost (5,632,014 shares at December 31, 2001 and 5,557,514 shares at December 31, 2000)	(109,996)	(108,073)
Total shareholders' equity	354,417	334,591
Total liabilities and shareholders' equity	$ 386,644	$ 367,009

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement Of Cash Flows For The Years Ended December 31

(Dollars in Thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 40,174	$ 47,941	$ 36,436
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,021	3,998	5,008
Information system write-off	-	-	10,392
Provision for accounts receivable reserves	1,828	2,298	2,534
Income from contingency reserve reversal	-	(2,544)	-
Other	415	390	(456)
Changes in assets and liabilities:			
Accounts receivable	(6,636)	414	(9,058)
Inventories – net	7,772	(3,123)	894
Prepaid expenses and other current assets	958	3,995	(197)
Other assets	(166)	78	(1,460)
Accounts payable	463	(1,315)	1,979
Accrued expenses	(310)	(631)	421
Accrued income taxes	(344)	1,086	(1,099)
Total adjustments	8,001	4,646	8,958
Net cash provided by operating activities	48,175	52,587	45,394
Cash flows from investing activities:			
Purchase of marketable securities	(97,335)	(48,959)	(46,365)
Proceeds from sale of marketable securities	144,331	45,567	60,017
Proceeds from sale of property, plant and equipment	89	79	116
Capital expenditures	(2,405)	(4,087)	(8,435)
Net cash provided by (used in) investing activities	44,680	(7,400)	5,333
Cash flows from financing activities:			
Proceeds from issuance of common stock	10,737	2,155	2,416
Dividends paid to shareholders	(29,381)	(17,764)	(16,861)
Purchase of treasury stock	(1,923)	(15,619)	(44,292)
Net cash (used in) financing activities	(20,567)	(31,228)	(58,737)
Effect of exchange rate changes on cash and cash equivalents	(1,210)	(1,073)	(146)
Net increase (decrease) in cash and cash equivalents	71,078	12,886	(8,156)
Cash and cash equivalents at beginning of year	77,794	64,908	73,064
Cash and cash equivalents at end of year	$ 148,872	$ 77,794	$ 64,908
Cash paid during the year for:			
Interest	$ 196	$ 127	$ 118
Income taxes	$ 17,841	$ 22,077	$ 18,630

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business

Russ Berrie and Company, Inc. and its subsidiaries design, manufacture through third parties and market a wide variety of gift products to retail stores throughout the United States and countries throughout the world.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Russ Berrie and Company, Inc. and its wholly-owned subsidiaries (collectively, the "Company") after elimination of intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue from product sales, including shipping and handling fees, net of provisions for sales discounts, returns and allowances, upon shipment of product to the customer.

Advertising Costs

Production costs for advertising are charged to operations in the year the related advertising campaign begins. All other advertising costs are charged to operations during the year in which they are incurred. Advertising costs for the years ended December 31, 2001, 2000 and 1999 amounted to $1,963,000, $2,286,000 and $2,014,000, respectively.

Cash and Cash Equivalents

Cash equivalents consist of investments in interest bearing accounts and highly liquid securities having a maturity of three months or less, at the date of purchase, and approximate fair market value.

Inventories

Inventories, which mainly consist of finished goods, are stated at the lower of cost (first-in, first-out) or market value. The Company's troll doll inventory, as discussed in Note 17, Litigation, is currently subject to a preliminary injunction that enjoins the Company from selling this inventory after March 28, 2002. As the ultimate resolution of this injunction, and therefore the timing of the disposition of this inventory, can not be determined at this time, the Company has segregated the amount of this inventory at its estimated net realizable value as a long-term asset in the Company's Consolidated Balance Sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which primarily range from three to twenty-five years. Leasehold improvements are amortized using the straight-line method over the term of the respective lease or asset life, whichever is shorter. Major improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. Costs of internal use software and other related costs under certain circumstances are capitalized. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project are also capitalized. Such capitalized costs are amortized over a period of one to five years commencing with when the system is placed in service. Training and travel costs related to systems implementations are expensed as incurred. Gain or loss on retirement or disposal of individual assets is recorded as income or expense in the period incurred.

Long-Lived Assets, Goodwill and Other Intangible Assets

Included in other assets is goodwill, which represents the excess of purchase price of acquired assets over the fair market value of net assets acquired. Through the year ended December 31, 2001, goodwill has been amortized using the straight-line method over fifteen years or less. Commencing in 2002, the Company will adopt Statement of Financials Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142, specifies the financial accounting and reporting for goodwill and other intangible assets. Amortization of goodwill will cease and be subject to a test at least annually for impairment. The Company evaluates the recoverability of long-lived assets, goodwill and other intangible assets based upon estimated future income and cash flows. Impairments would be recognized in operating results to the extent that carrying value exceeds fair value. Other intangible assets acquired are amortized over the estimated useful lives. Commencing in 2002, the useful lives of other intangible assets should be reassessed and the remaining amortization periods adjusted accordingly. Goodwill, net of accumulated amortization, was $212,000 and $269,000 at December 31, 2001 and 2000, respectively. Accumulated amortization amounted to $1,565,000 and $1,508,000 at December 31, 2001 and 2000, respectively.

Foreign Currency Translation

Aggregate foreign exchange gains or losses resulting from the translation of foreign subsidiaries' financial statements, for which the local currency is the functional currency, are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions are included in investment and other income – net (see Note 8).

Accounting for Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" as disclosed in Note 9.

Earnings Per Share

The Company presents both basic and diluted earnings per share in the Consolidated Statement of Income in accordance with SFAS No. 128, "Earnings per Share". The Notes to the consolidated financial statements reflect basic earnings per share unless otherwise stated or indicated (see Note 10).

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Comprehensive Income

The Company elects to include all information required by SFAS No. 130, "Reporting Comprehensive Income", in the Consolidated Statement of Changes in Shareholders' Equity.

Accounting for Derivatives and Hedging

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133," establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended by SFAS

No. 138, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement or other comprehensive income and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 138, was adopted by the Company effective January 1, 2001. The impact of adopting SFAS No. 133, as amended by SFAS No. 138, did not have a material effect on the consolidated financial statements upon adoption and for the year ended December 31, 2001.

Accounting for Stock Options

Effective July 1, 2000 the Company adopted the provisions of Financial Accounting Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", (FIN No. 44), requiring, among other things, a charge to the Consolidated Statement of Income for changes in the Company's stock price for options repriced subsequent to being granted. Due to the transitional provisions of FIN No. 44 the charge to the Consolidated Statement of Income for changes in the Company's stock price was effective commencing July 1, 2000 for the repricing of options effective February 29, 2000 (see Note 14).

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Note 3 - Financial Instruments

Marketable Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's marketable securities are considered available-for-sale investments. Accordingly, these investments are carried in the accompanying balance sheet at market value, with the difference between cost and market value recorded as a component of shareholders' equity, net of tax. Marketable securities are comprised primarily of U.S. and municipal government fixed income securities. Additionally, included in marketable securities is a diversified portfolio of investment grade preferred securities. The Company's marketable securities are subject to market fluctuations based largely, but not exclusively, on the securities' sensitivity to changes in interest rates.

As of December 31, 2001, marketable securities consist of the following:

	Cost	Unrealized Gains (Losses)	Market Value
U.S. Government obligations	$ 30,621,000	$ 268,000	$ 30,889,000
Municipal obligations	56,223,000	663,000	56,886,000
Preferred stock	6,932,000	(526,000)	6,406,000
Total marketable securities	$ 93,776,000	$ 405,000	$ 94,181,000

As of December 31, 2000, marketable securities consist of the following:

	Cost	Unrealized Gains (Losses)	Market Value
U.S. Government obligations	$ 26,147,000	$ (84,000)	$ 26,063,000
Municipal obligations	104,594,000	275,000	104,869,000
Preferred stock	10,761,000	(809,000)	9,952,000
Other	341,000	(193,000)	148,000
Total marketable securities	$141,843,000	$ (811,000)	$ 141,032,000

Unrealized gains and losses with respect to available-for-sale investments are recorded, net of tax, in shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statement of Income.

Foreign Currency Forward Exchange Contracts

Certain of the Company's foreign subsidiaries periodically enter into foreign currency forward exchange contract ("Forward Contracts") to hedge inventory purchases, both anticipated and firm commitments, denominated in the United States dollar. These contracts reduce foreign currency risk caused by changes in exchange rates and are used to hedge these inventory purchases, generally for periods up to 12 months. At December 31, 2001, the Company's Forward Contracts have expiration dates which range from one to seven months.

Since there is a direct relationship between the Forward Contracts and the currency denomination of the underlying transaction, such Forward Contracts are highly effective in hedging the cash flows of certain of the Company's foreign subsidiaries related to transactions denominated in the United States dollar. These Forward Contracts meet the criteria for cash flow hedge accounting treatment and accordingly, gains or losses, are included in other comprehensive income (loss) and are recognized in cost of sales based on the turnover of inventory.

The fair value of the Forward Contracts was estimated by obtaining quotes for such contracts with similar terms, adjusted where necessary for maturity differences, and is included in the Consolidated Balance Sheet within other assets with the corresponding offset included in accumulated other comprehensive loss. At December 31, 2001, $540,000 relating to Forward Contracts is included in other assets in the Consolidated Balance Sheet. At December 31, 2000, there were no carrying amounts related to Forward Contracts in the Consolidated Balance Sheet.

The estimated fair value of the notional amount of the Company's forward exchange contracts based on quoted rates as of December 31, 2001 and 2000 were $6,344,000 and $9,034,000, respectively. The Company does not anticipate any material adverse impact on its results of operations or financial position from these contracts.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. The Company avoids concentration with any single financial institution. As of December 31, 2001, marketable securities of the Company were actively managed by four investment managers. These investment managers operate under guidelines which restrict the investment grade and type of investment and furthermore limit the dollar amount that can be invested in any one instrument.

The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. The Company does not normally require collateral or other security to support credit sales. The Company granted extended credit terms on certain of its non-seasonal orders in the year 2001.

Note 4 - Inventory Reserves

As of December 31, 2001 and 2000, the Company has recorded reserves to reflect inventories at their estimated net realizable value (see Note 2). The reserve balance as of December 31, 2001 and 2000 was $13,505,000 (including both current and long term portions) and $14,043,000, respectively.

Note 5 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31 2001	December 31 2000
Land	$ 6,936,000	$ 7,055,000
Buildings	12,500,000	12,777,000
Machinery and equipment	21,884,000	21,279,000
Furniture and fixtures	5,269,000	5,384,000
Leasehold improvements	9,903,000	9,869,000
	56,492,000	56,364,000
Less accumulated depreciation and amortization	32,075,000	29,619,000
	24,417,000	26,745,000
Construction in progress	206,000	-
	$ 24,623,000	$ 26,745,000

Note 6 - Lines of Credit

Under its existing domestic bank lines of credit, which are renewed annually, the Company has available $70,000,000 for direct borrowings and letters of credit at any one time.

The maximum amount available to the Company's foreign operations at December 31, 2001, under local lines of credit, is $10,159,000. These lines provide for direct borrowings, letters of credit and overdraft facilities.

In connection with the purchase of imported merchandise, the Company, at December 31, 2001, had letters of credit outstanding under all lines of $10,673,000.

Note 7 - Accrued Expenses

Accrued expenses consist of the following:

	December 31 2001	December 31 2000
Accrued sales commission	$ 2,646,000	$ 2,748,000
Accrued litigation	941,000	941,000
Accrued payroll and incentive compensation	3,961,000	3,861,000
Accruals relating to discontinued operations	1,555,000	1,785,000
Other	10,900,000	10,978,000
	$ 20,003,000	$ 20,313,000

Note 8 - Investment and Other Income - Net

The significant components of investment and other income - net consist of the following:

Years Ended December 31	2001	2000	1999
Investment income	$ 9,573,000	$ 8,352,000	$ 9,171,000
Interest expense	(196,000)	(127,000)	(114,000)
Foreign currency transactions, net	(942,000)	(738,000)	(886,000)
Reversal of reserves	-	2,544,000	-
Other	125,000	171,000	416,000
	$ 8,560,000	$10,202,000	$ 8,587,000

The year ended December 31, 2000 includes income of $2,544,000 before tax or $1,603,000 ($0.08 per diluted share) after tax for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May 1997.

Note 9 - Income Taxes

The Company and its domestic subsidiaries file a consolidated Federal income tax return.

Income before income taxes was:

Years Ended December 31	2001	2000	1999
United States	$ 34,361,000	$ 46,351,000	$ 33,556,000
Foreign	23,309,000	24,753,000	20,411,000
	$ 57,670,000	$ 71,104,000	$ 53,967,000

The provision for income taxes consists of the following:

Years Ended December 31	2001	2000	1999
Current provision			
Federal	$ 9,475,000	$ 14,167,000	$ 10,524,000
Foreign	7,659,000	7,916,000	6,381,000
State	1,384,000	1,426,000	1,115,000
	18,518,000	23,509,000	18,020,000
Deferred provision (benefit)			
Federal	(387,000)	(387,000)	(610,000)
Foreign	(330,000)	41,000	121,000
State	(305,000)	-	-
	(1,022,000)	(346,000)	(489,000)
	$ 17,496,000	$ 23,163,000	$ 17,531,000

A reconciliation of the provision for income taxes with amounts computed at the statutory Federal rate is shown below:

Years Ended December 31	2001	2000	1999
Tax at U.S. Federal statutory rate	$ 20,185,000	$ 24,886,000	$ 18,888,000
State income tax net of Federal tax benefit	900,000	927,000	725,000
Foreign rate difference	(829,000)	(707,000)	(642,000)
Charitable contributions	(354,000)	(446,000)	(48,000)
Tax advantaged investment income	(2,125,000)	(2,151,000)	(1,998,000)
Change in valuation allowance	(249,000)	55,000	87,000
Reversal of tax contingency reserve	(500,000)	-	-
Other, net	468,000	599,000	519,000
	$ 17,496,000	$ 23,163,000	$ 17,531,000

The reversal of tax contingency reserves and changes in the valuation allowance resulted from changes in management's estimates regarding certain tax contingencies.

The components of the deferred tax asset and the valuation allowance, resulting from temporary differences between accounting for financial and tax reporting purposes were as follows:

Assets (Liabilities)	December 31 2001	2000
Deferred tax asset–Current:		
Inventory capitalization	$ 1,320,000	$ 1,727,000
Reserves not deducted for tax purposes	4,854,000	4,120,000
Litigation	535,000	411,000
Unrealized (gain) loss on marketable securities	(145,000)	266,000
Other	752,000	300,000
Gross deferred tax asset	7,316,000	6,824,000
Less: valuation allowance	(611,000)	(821,000)
Net deferred tax asset–current	6,705,000	6,003,000
Deferred tax asset–Non–current:		
Write-off computer equipment	414,000	690,000
Depreciation	(45,000)	(197,000)
Other	215,000	221,000
Gross Deferred Tax Asset–non-current	584,000	714,000
Less: valuation allowance	(50,000)	(89,000)
Net deferred tax asset–non-current	534,000	625,000
Total net deferred tax asset	$ 7,239,000	$ 6,628,000

The Company's valuation allowance at December 31, 2001 and 2000 reflects the estimated amount of deferred tax assets which may not be realized.

Provisions are made for estimated United States and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of foreign subsidiaries' undistributed earnings less those earnings deemed to be permanently reinvested. The amount of such earnings deemed permanently reinvested was approximately $106,057,000 as of December 31, 2001. Determination of the net amount of unrecognized deferred tax liability with respect to these earnings is not practicable. The non-current deferred tax asset is included in other assets on the Consolidated Balance Sheet at December 31, 2001 and 2000.

Note 10 - Earnings Per Share

A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

Years Ended December 31	2001	2000	1999
Average common shares outstanding	20,085,000	20,195,000	21,069,000
Dilutive effect of common shares issuable (1)	112,000	61,000	133,000
Average common shares outstanding assuming dilution	20,197,000	20,256,000	21,202,000

(1) Issuable under stock option plans.

Stock options outstanding at December 31, 2000 and 1999 to purchase 341,600 shares and 189,400 shares, respectively, of common stock were not included in the computation of earnings per common share assuming dilution because the options' exercise prices were greater than the average market price of the common shares during the respective years. There were no such options outstanding at December 31, 2001.

Note 11 - Related Party Transactions

Certain buildings, referred to in Note 12, are leased from Russell Berrie, one of the Company's directors, who is also Chairman of the Company and a significant shareholder, or entities owned or controlled by him. Rental expense under these leases for the years ended December 31, 2001, 2000 and 1999 were $3,804,000, $3,841,000 and $3,867,000, respectively. The Company is also a guarantor under two mortgages for property so leased with a principal amount aggregating approximately $7,480,000 as of December 31, 2001, $2,000,000 of which is collateralized by assets of the Company.

One of the Company's subsidiaries is currently having a new office and distribution center facility built in the United Kingdom. This facility is being constructed by, and will be leased from, an entity controlled by Russell Berrie.

During 2001, the Company entered into an exclusive license agreement with Gilda's Club Worldwide and will be contributing a portion of the proceeds from the sale of the licensed product. One of the Company's directors, who is also a Corporate Officer of the Company and spouse of Russell Berrie, resides on the Board of Directors of Gilda's Club Worldwide. There were no sales of such licensed products in 2001.

Certain of the Company's investments are under management by a firm of which a director of the Company is a Vice-Chairman. The amount managed by this firm as of December 31, 2001 was $23,000,000. In January 2002, an additional $27,000,000 was transferred to this firm for investment management.

Note 12 - Leases

At December 31, 2001, the Company and its subsidiaries are obligated under operating lease agreements (principally for buildings and other leased facilities) for remaining lease terms ranging from one to eighteen years.

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $6,258,000, $6,158,000 and $5,809,000, respectively.

The approximate aggregate minimum future rental payments as of December 31, 2001 under operating leases are as follows:

2002	5,793,000
2003	4,809,000
2004	1,984,000
2005	162,000
2006	7,000
Thereafter	23,000

Note 13 - Stock Repurchase Program

As of December 31, 2001, the Board of Directors had previously authorized the Company to repurchase 7,000,000 shares of common stock of which 5,635,900 shares have been repurchased since the beginning of the Company's stock repurchase program in March 1990. During 2001, the Company repurchased 74,500 shares.

Note 14 - Stock Plans

The Company has a Stock Option and Restricted Stock Plan, Stock Plan for Outside Directors, Stock Option Plan and an Employee Stock Purchase Plan (collectively, the "Stock Plans"). As of December 31, 2001, there were 1,984,717 shares of common stock reserved for issuance under all stock plans. Under the Stock Option and Restricted Stock Plan, stock awards of 8,120 shares, 6,176 shares and 2,917 shares were issued for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the options granted for these Stock Plans except for the adoption of FIN No. 44 which resulted in a charge to the Consolidated Statement of Income of $1,400,000 and $444,000 during the years ended December 31, 2001 and December 31, 2000 respectively, relating only to the options granted during 2000 as those options were repriced as of February 29, 2000 upon approval of the Board of Directors and Shareholders. Had compensation cost for the Company's Stock Plans been determined based on the fair value at the grant date in 2001, 2000 and 1999, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years Ended December 31	2001	2000	1999
Net income - as reported	$ 40,174,000	$ 47,941,000	$ 36,436,000
Net income - pro forma	$ 39,663,000	$ 47,382,000	$ 35,769,000
Earnings per share (basic) - as reported	$2.00	$2.37	$1.73
Earnings per share (basic) - pro forma	$1.97	$2.35	$1.70

The fair value of each option granted under the Stock Option Plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for all grants:

Years Ended December 31	2001	2000	1999
Dividend yield	4.62%	4.75%	3.39%
Risk-free interest rate	4.77%	6.39%	4.60%
Volatility	25.34%	37.20%	32.37%
Expected life (years)	3.0	3.2	3.1

The fair value of each option granted under the Employee Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for all grants:

Years Ended December 31	2001	2000	1999
Dividend yield	4.62%	4.75%	3.39%
Risk-free interest rate	4.89%	6.03%	4.59%
Volatility	25.34%	37.20%	32.37%
Expected life (years)	1.0	1.0	1.0

The option price for all stock option plans is equal to the closing price of the Company's common stock as of the date the option is granted except for the 2000 grant of options which were repriced to the closing price of the Company's stock effective February 29, 2000 and at $2.00 above the closing price of the Company's stock price effective February 29, 2000 for the Company's Stock Plan for Outside Directors. All stock options vest one year from the grant date. Options expire 10 years from the date of grant.

Information regarding these option plans for 2001, 2000 and 1999 is as follows:

All Stock Option Plans	Shares	Weighted Average Exercise Price
Outstanding as of December 31, 1998	693,928	19.654
Options Granted	231,047	23.625
Options Exercised	(121,235)	16.365
Options Cancelled	(42,453)	26.766
Outstanding as of December 31, 1999	761,287	21.091
Options Granted	280,799	18.525
Options Exercised	(63,837)	16.450
Options Cancelled	(103,831)	21.943
Outstanding as of December 31, 2000	874,418	20.455
Options Granted	265,049	20.777
Options Exercised	(411,032)	18.463
Options Cancelled	(33,425)	21.857
Outstanding as of December 31, 2001	695,010	21.627
Option price range at December 31, 2001	$ 12.50	to $ 26.25
Option price range for exercised shares	$ 12.50	to $ 26.25
Options available for grant and reserved for future issuance at December 31, 2001		1,885,601

The weighted-average fair value of options granted, on a per share basis, during the years 2001, 2000 and 1999 was $3.16, $4.45 and $5.05, respectively.

The following table summarizes information about fixed-price stock options outstanding at December 31, 2001:

Options Outstanding				Options Exercisable	
Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Prices
$12.500	974	Exp 1/01/02	$ 12.500	974	$ 12.500
17.670	18,545	1 year	17.670	18,545	17.670
14.875	12,252	2 years	14.875	12,252	14.875
13.750	10,071	3 years	13.750	10,071	13.750
13.625	20,955	4 years	13.625	20,955	13.625
18.500	50,660	5 years	18.500	50,660	18.500
26.250	142,928	6 years	26.250	142,928	26.250
23.625	138,406	7 years	23.625	138,406	23.625
20.375	15,000	8 years	20.375	15,000	20.375
18.375	44,232	8 years	18.375	44,232	18.375
20.750	236,030	9 years	20.750	-	20.750
22.190	4,957	9 years	22.190	-	22.190
	695,010			454,023	

Under the Employee Stock Purchase Plan, the purchase price is 90% of the closing market price of the stock on the first business day of the Plan year except for the 2000 grant which was repriced to 90% of the closing market price of the stock as of February 29, 2000. Information regarding the Employee Stock Purchase Plan for 2001, 2000 and 1999 is as follows:

Employee Stock Purchase Plan	2001	2000	1999
Exercise Price	$ 18.675	$ 16.540	$ 21.263
Shares Issued	15,662	17,458	17,764

As of December 31, 2001, the Employee Stock Purchase Plan has 99,116 shares reserved for future issuance.

Note 15 - 401(k) Plan

The Company maintains a 401(k) Plan to which employees may, up to certain prescribed limits, contribute a portion of their compensation and a portion of these contributions is matched by the Company. The provision for contributions charged to operations for the years ended December 31, 2001, 2000 and 1999 was $766,000, $703,000 and $796,000, respectively.

Note 16 - Segment, Geographic and Related Information

The Company's operations comprise one operating segment, offering an extensive line of products including stuffed animals, picture frames, candles, figurines and home decor gifts based on current fashions and trends. The following table represents financial data of the Company, under the basis by which the Company has chosen to organize itself, by geographic area.

	2001	2000	1999
Revenues:			
United States	$ 185,915,000	$ 196,935,000	$ 196,276,000
Europe	52,219,000	47,083,000	44,072,000
Other	56,157,000	56,783,000	46,663,000
Total	$ 294,291,000	$ 300,801,000	$ 287,011,000
Income from operations:			
United States	$ 24,194,000	$ 31,145,000	$ 22,527,000
Europe	6,488,000	6,565,000	4,994,000
Other	9,492,000	10,231,000	8,915,000
Total	$ 40,174,000	$ 47,941,000	$ 36,436,000
Identifiable Assets:			
United States	$ 272,803,000	$ 260,198,000	$ 263,433,000
Europe	54,421,000	46,854,000	43,186,000
Other	59,420,000	59,957,000	48,801,000
Total	$ 386,644,000	$ 367,009,000	$ 355,420,000

There were no material sales or transfers among geographic areas and no material amount of export sales to customers from the United States. Outside of the United States, no single country is deemed material for separate disclosure. The Company has no single customer representing greater than 3% of consolidated revenues.

Note 17 - Litigation

The Company is subject to legal proceedings and claims arising in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial condition or cash flows of the Company, except for the matter described below.

On December 3, 2001, a preliminary injunction was issued by a Court which, as subsequently modified, prohibited the Company from manufacturing and importing its troll products into the United States and selling such products in the United States after March 28, 2002. The injunction has been appealed by the Company and the hearing on such appeal was held on March 7, 2002. To date, no decision has been received. The plaintiff in this action seeks, among other things, the prohibition of the Company from selling its troll products, cancellation of the Company's United States copyright registrations with respect to its various troll products, as well as unspecified damages. The Company believes it has substantial defenses to the allegations. In 2001, the sale of troll products represented less than one-half of one percent of the Company's net sales. As the ultimate resolution of this litigation can not be determined at this time, the Company has reclassified the amount of its troll products inventory, at its net book value of $2,284,000, as a long-term asset in the Company's Consolidated Balance Sheet (see Note 2). The Company does not believe that the ultimate resolution of this action will have a material adverse impact on the financial condition of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Russ Berrie and Company, Inc.:

We have audited the accompanying consolidated balance sheet of Russ Berrie and Company, Inc. (a New Jersey Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Russ Berrie and Company, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Roseland, New Jersey
February 7, 2002 (except with respect to the matters discussed in the second paragraph of Note 17, as to which the date is March 15, 2002)

Quarterly Financial Information (Unaudited)

The following selected financial data for the four quarters ended December 31, 2001 and 2000 are derived from unaudited financial statements and include all adjustments which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the results for the interim periods presented. The quarter ended September 30, 2000 includes income of $1,607,000 before tax, or $1,012,000 ($0.05 per diluted share) after tax, and the quarter ended December 31, 2000 includes income of $937,000 before tax or $591,000 ($0.03 per diluted share) after tax for the reversal of certain contingency reserves related to the Company's sale of its toy business segment in May 1997.

For Quarters Ended

(Dollars in Thousands, Except Per Share Data)	March 31	June 30	September 30	December 31
2001				
Net sales	$75,929	$61,278	$87,441	$69,643
Gross profit	42,215	33,064	48,633	37,768
Net income	$ 8,723	$ 5,862	$16,442	$ 9,147
Net income per share				
Basic	$ .44	$ .29	$ .82	$ .45
Diluted	.43	.29	.81	.45
2000				
Net sales	$78,279	$57,574	$97,251	$67,697
Gross profit	45,563	30,792	55,533	36,005
Net income	$11,839	$ 4,963	$20,546	$10,593
Net income per share				
Basic	$ .58	$ .24	$ 1.03	$ .53
Diluted	.57	.24	1.02	.53

PRICE RANGE OF COMMON STOCK

At December 31, 2001 and February 28, 2002, the Company's Common Stock was held by 489 shareholders of record and 510 shareholders of record, respectively. The Company's Common Stock has been traded on the New York Stock Exchange, under the symbol RUS since its initial public offering on March 29, 1984. The following table sets forth the high and low sale prices on the New York Stock Exchange Composite Tape for the calendar periods indicated, as furnished by the New York Stock Exchange:

2001	HIGH	LOW
First Quarter	$ 26 1/2	$ 20 9/16
Second Quarter	29 3/8	23 9/16
Third Quarter	29 1/2	24 5/8
Fourth Quarter	30 15/16	25 3/8

2000	HIGH	LOW
First Quarter	$ 25 15/16	$ 15 7/8
Second Quarter	22	17
Third Quarter	21 1/4	18 15/16
Fourth Quarter	22 11/16	18 3/4

DIVIDEND POLICY

The Board of Directors declared its first dividend to holders of the Company's Common Stock in November 1986. Since then, a cash dividend has been paid quarterly. The current quarterly dividend rate was increased from $0.22 in 2000 to $0.24 in 2001 and to $0.26 per common share, effective February 2002, which represents the sixth consecutive year of increased dividends.

On October 31, 2001, in addition to the quarterly cash dividend of $0.24 per common share, the Company declared a one-time special cash dividend in the amount of $0.50 per common share payable on December 14, 2001, to shareholders of record on November 29, 2001.

The Board of Directors will review its dividend policy from time to time and declaration of dividends will remain within its sole discretion.

Board Of Directors

Russell Berrie

Russell Berrie is Founder, Chairman and CEO of Russ Berrie and Company, Inc. The Company that bears his name was founded in 1963 and today is regarded as one of the world's premier lifestyle gift companies.



Sparkle™, the late comedian Gilda Radner's Yorkie, recreated by RUSS to benefit Gilda's Club Worldwide, an emotional support community for people touched by cancer.

Angelica Berrie

Angelica Berrie is Vice President – Strategic Planning for Russ Berrie and Company, Inc. Ms. Berrie is active in several not-for-profit organizations and currently serves as the Chairman of Gilda's Club Worldwide.

Raphael Benaroya

Raphael Benaroya is Chairman of the Board, President and CEO of United Retail Group, Inc., a leading specialty retailer of women's apparel and accessories. Founded in 1987, United Retail Group operates 550 stores in malls, and shipping centers in 36 states and in the District of Columbia. Mr. Benaroya is also Managing Partner, American Licensing Group, L.P., a marketing firm specializing in consumer goods brand licensing.

Carl Epstein

With an extensive background in consumer products and apparel, Carl Epstein has held the position of President for Halston Enterprises, Inc., Danskin, Inc. and B.V.D. Knitwear, Inc., as well as Vice President and General Manager for International Playtex. Mr. Epstein is retired.

Ilan Kaufthal

Ilan Kaufthal is Vice Chairman of Bear, Stearns & Co. Inc., an investment banking company. Prior to joining Bear, Stearns & Co. Inc., Mr. Kaufthal was Vice Chairman of Schroder & Co., Inc. He serves on the Board of Directors of United Retail Group, Inc., Cambrex Corporation and Edmunds.Com.

Charles Klatskin

Charles Klatskin is Chairman of the Board and President of Charles Klatskin Company, Inc., one of New Jersey's premier industrial real estate brokerage companies, as well as Chairman and CEO of Binswanger/Klatskin. He is also a General Partner of Forsgate Industrial Complex, which owns over 6,000,000 square feet of industrial space in New Jersey. Mr. Klatskin was awarded the NAIOP Lifetime Achievement Award in 2001, as well as numerous other awards, including the 1999 Leadership Excellence Award from the Real Estate Institute of Monmouth University.

Joseph Kling

Joseph Kling is President and CEO of MLJ, Inc. (formerly Pamsco, Inc.), a consulting company to the toy industry. Prior to MLJ, Inc., Mr. Kling held the positions of President and CEO of Ideal, a manufacturer of dolls and toys, President, Sharon Industries, Inc., a manufacturer and distributor of toy products and Director of Lancit Media Productions, Ltd., specializing in children's television programming. Currently, he is a member of the supervisory board of BKN, AG, specializing in children's television programming.

William Landman

William A. Landman is Principal and Chief Investment Officer of CMS Companies, a private financial services firm.

Sidney Slauson

Sidney Slauson served as General Counsel to Russ Berrie and Company, Inc. from 1966-1990. From 1990 until June 30, 1995, Mr. Slauson was of counsel to Rosner & Feltman, a law firm that provided legal counsel to Russ Berrie and Company, Inc. Mr. Slauson is retired.

Benjamin J. Sottile

Benjamin Sottile serves as Vice Chairman of Russ Berrie and Company, Inc. Prior to joining the Company, he was Chairman, President and CEO of Gibson Greetings, Inc. from 1986-1996.

Josh S. Weston

Currently the Honorary Chairman of Automatic Data Processing, Inc. (ADP), Josh Weston has had a successful career with ADP that spans more than 20 years. Mr. Weston held several positions with the company including Chief Operating Officer and Chief Executive Officer. He retired as Chairman in 1998. He continues to serve on the Board of Directors of ADP, as well as the boards of J. Crew, Gentiva Health Services, Aegis Communications Group and Exult, Inc.

Corporate Headquarters
Russ Berrie and Company, Inc.
111 Bauer Drive
Oakland, NJ 07436
201-337-9000

Annual Meeting
The 2002 Annual Meeting of Shareholders will be held at 2:00 P.M. on April 24, 2002 at Corporate Headquarters, Oakland, NJ

Stock Listing
The New York Stock Exchange trading symbol for the Company's stock is: RUS.

Trademark
The Company has registered, in the United States and foreign countries, the trademark RUSS®

Auditors
Arthur Andersen LLP
Roseland, New Jersey

Transfer Agent and Registrar
First City Transfer Company
P.O. Box 170
Iselin, NJ 08830

Form 10K
The Company's Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available to shareholders by accessing www.russberrie.com or upon written request to: Vice President – Finance at Corporate Headquarters.

CORPORATE OFFICERS

Russell Berrie
Chairman and Chief Executive Officer

Angelica Berrie
Vice President – Strategic Planning

Arnold S. Bloom
Vice President,
General Counsel and Secretary

Thomas G. Bowles
Chief Operating Officer

Ricky Chan
Senior Vice President – Product Development and Executive Vice President of Far East Operations

Teresa Chan
Vice President – International Sales

Eva J. Goldenberg
Vice President – Human Resources

Thomas K. Higgerson
Vice President – Global Logistics

J. Michael Hope
Corporate Vice President of Sales (West)

Y.B. Lee
Senior Vice President – Far East and President of Far East Operations

James J. O'Reardon, Jr.
Vice President – Corporate Audits

Michael M. Saunders
Vice President – Chief Information Officer

Benjamin J. Sottile
Vice Chairman

Susan Strunck
Vice President – Corporate Affairs

John T. Toolan
Executive Vice President – Marketing and Sales

John D. Wille
Vice President and
Chief Financial Officer

SUBSIDIARY OFFICERS

AMRAM'S DISTRIBUTING, LTD.
Elliott R. Rivkin
President

BRIGHT OF AMERICA, INC.
Steve Pridemore
President

RUSS AUSTRALIA PTY LIMITED
Keith Schneider
Managing Director

RUSS BERRIE (U.K.) LIMITED
Chris Robinson
Managing Director

RUSS HOME, INC.
Geoffrey Lee
President

Trade advertising campaign features the ultimate gift-giver, Founder, Chairman & CEO Russell Berrie.


Which bunny has a bigger basket of goodies?


A great way to get out of the doghouse.
RUSS

Consumer advertising captures gift-giving moments and showcases RUSS product.

Russ Berrie and Company, Inc.
111 Bauer Drive
Oakland, New Jersey 07436
201-337-9000
www.russberrie.com

Distribution Centers

Petaluma, California
South Brunswick, New Jersey
Sydney, Australia
Toronto, Canada
Southampton, England

Far East Offices

Qingdao, China
Shekou, China
North Point, Hong Kong
Kowloon, Hong Kong
Seoul, Korea
Manila, Philippines
Taipei, Taiwan

Showrooms

Los Angeles, California
Denver, Colorado
Miami, Florida
Atlanta, Georgia
Chicago, Illinois
Oakland, New Jersey
Dallas, Texas
Seattle, Washington

Sydney, Australia
Montreal, Canada
Toronto, Canada
Vancouver, Canada
Southampton, England
Utrecht, Holland
Kowloon, Hong Kong

Wholly Owned Companies

Amram's Distributing, Limited
Toronto, Canada

Bright of America, Inc.
Summersville, West Virginia

Russ Australia Pty Limited
Sydney, Australia

Russ Berrie (U.K.) Limited
Southampton, England

Russ Home, Inc.
Nashville, Tennessee

Tri Russ International (Hong Kong) Limited
Kowloon, Hong Kong

RUS LISTED NYSE



Angel figurines from the Country Gatherings™ collection.



Handpainted Fruits and Flowers collection from Russ Home, Inc.

RUSS® Make someone happy™